  Exhibit 99.1

News Release

CANARC ACQUIRES NEW GOLD PROJECT IN NEVADA WITH HISTORIC NEAR SURFACE DRILL RESULTS INCLUDING 10.7 METERS GRADING 2.6 G/T GOLD

Vancouver, Canada – November 20, 2018 – Canarc Resource Corp. (the "Company" or "Canarc") (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce that it has acquired a new gold exploration project in northwestern Nevada through the staking of 92 mining claims covering 742 hectares. Canarc owns the project 100% with no underlying royalties.

The new project, called Corral Canyon, contains significant, volcanic-hosted, epithermal, disseminated and vein gold mineralization evidenced by previous drilling. The project lies along a regionally productive gold trend that includes the past producing high-grade Sleeper gold mine (3.1 million oz gold past production), located 72 km south of Corral Canyon.

Mr. Scott Eldridge, Canarc's CEO, stated: "The addition of the Corral Canyon project to our Nevada portfolio at very low cost demonstrates Canarc’s new strategy to acquire and explore gold exploration projects that have potential for high impact discoveries. We are encouraged by the presence of high grades at Corral Canyon in the same type of gold system that has yielded significant discoveries elsewhere within the Great Basin. Our immediate goal will be mapping and sampling, so we can re-interpret previous exploration results and identify high priority drill targets as quickly as possible."

Location and Description

Corral Canyon lies 35 km west of the town of McDermitt in Humboldt County along the western flank of the McDermitt caldera complex, an area of volcanic rocks that hosts significant lithium and uranium mineralization in addition to gold.

The project also lies along a regional, north-trending structural zone, informally termed the western Nevada rift, which localizes a series of significant gold deposits to the south, including Sleeper (Paramount Gold, NYSE: PZG), Sandman (Newmont Mining, NYSE: NEM) and Goldbanks (Premier Gold Mines, TSX: PG). These deposits contain high-grade veins as well as disseminated mineralization within volcanic rocks similar to those at Corral Canyon.

Geologically, Corral Canyon is part of a productive class of gold deposits, termed low-sulfidation epithermal, that formed during middle Miocene (14-17 Ma) time in the northwestern Great Basin and includes the Sleeper (Paramount Gold, NYSE: PZG), Midas (Hecla Mining, NYSE: HL) and Fire Creek mines (Hecla Mining, NYSE: HL). Characteristics of Corral Canyon consistent with this deposit class include finely-banded, colloform-textured gold-bearing quartz veins; a middle Miocene bimodal (basalt-rhyolite) host volcanic package; high Au-Ag ratio with very low base-metal contents; and localization along a regional structure.

Historic Exploration Highlights and Next Steps

Historic exploration data covering the property includes drilling, geophysics, geology and surface rock-chip and soil sampling. The property has been dormant since 2011. Historic drilling intersected gold mineralization at shallow depths that remains open at depth and along strike within a mineral system at least 2.5 km long.

Selected historic drill results are shown in Table 1. Thick intervals of low-grade mineralization (e.g., 0.36 g/t over 43 m) commonly contain higher-grade internal zones reaching up to 15.2 g/t over 1.5 m.

Canarc plans to evaluate the historical data and conduct its own field work in order to identify new high priority exploration targets to expand the known mineralization and, in particular, focus on identifying structures which could host high-grade mineralization. The Company has secured access to drill core from the 2008-2011 drilling programs, and examination of the core will be an important part of the evaluation program.

Table 1.
Selected Historic Drilling Composites*

Hole	Au g/t	Interval m	From m	To m
1981-14	6.200	6.1	201.2	207.3
2008-4 (core)	1.936	10.7	103.6	114.3
including	12.530	1.5	103.6	105.2
	0.429	4.6	140.2	144.8
	0.554	4.6	153.9	157.0
including	1.030	1.5	155.4	157.0
	1.940	7.6	170.7	178.3
	0.532	4.6	179.8	184.4
	0.322	4.6	189.0	193.5
	0.261	4.6	202.7	207.3
	0.239	8.5	209.1	217.6
2009-6 (core)	2.637	10.7	108.2	118.9
including	15.198	1.5	111.3	112.8
	0.383	25.9	147.8	173.7
2009-8 (core)	0.327	4.6	91.4	96.0
	0.327	4.6	137.2	141.7
2009-9 (core)	0.264	4.6	266.7	271.3
	0.297	18.6	292.6	311.2
2009-10 (core)	0.361	42.7	278.9	321.6
including	0.541	16.8	304.8	321.6
2009-12 (core)	0.411	13.7	157.0	170.7
including	1.346	1.8	167.3	169.2
2009-13 (core)	0.990	3.0	68.6	71.6
	1.018	1.5	88.4	89.9
	0.378	18.3	283.5	301.8
	0.399	13.7	310.9	324.6
	0.326	13.7	352.0	365.8
	1.083	6.1	413.0	419.1
2009-14 (core)	2.686	1.5	118.9	120.4
	0.373	10.7	260.6	271.3

* Composites were calculated using a nominal 0.200 g/t Au cutoff with internal high-grade intervals mostly using a 1.000 g/t cutoff; composite intervals are not necessarily true width; 2008 and 2009 drilling by Western Uranium Corporation, Mr. John Rice was the Qualified Person, assays by American Assay Laboratories; 1981 drilling by Chevron Resources Company, reported by Western Uranium Corporation; drill hole 2008-14 was within 5 m and a twin of hole 1981-14.

Canarc considers these results to be historical, it has not yet completed sufficient work to independently verify these historic results, and therefore they should not be relied upon.

Qualified Person

Dr. Jacob Margolis is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release. Dr. Margolis is engaged as a consultant to Canarc Resource Corp as Vice President of Exploration.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQX: CRCUF.

For More Information - Please contact:

Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.